Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NORTEK REPORTS INCREASED SALES
FOR THIRD QUARTER

_____

PROVIDENCE, RI, November 16, 2004—**Nortek, Inc.** ("**Nortek**"), a leading

international designer, manufacturer and marketer of high-quality branded building

products, today announced increased third-quarter sales from continuing

operations as its core residential housing and home-improvement markets

remained strong.

On August 27, 2004, corporations affiliated with Thomas H. Lee Partners L.P., in

partnership with certain members of **Nortek's** management purchased all of the

outstanding capital stock of **Nortek's** parent company, the former **Nortek**

Holdings, Inc. ("**Nortek Holdings**"), in a transaction valued at approximately

$1.74 billion before fees and expenses (the "THL transaction") from affiliates of

Kelso and Company L.P. and certain other parties.

Net sales for the period from July 4, 2004 to August 27, 2004 and the period from

August 28, 2004 to October 2, 2004 were $267 million and $161 million,

respectively.

- m o r e -

Nortek sales for the combined periods from July 4, 2004 to October 2, 2004 from continuing operations totaled $428 million, up 8 percent from the comparable period in 2003. The results from continuing operations exclude **Nortek's** formerly owned subsidiary, Ply Gem Industries, Inc. ("Ply Gem"), which has been sold and accordingly treated as a discontinued operation.

Richard L. Bready, Chairman and Chief Executive Officer, said, "**Nortek** achieved another solid quarter of revenue growth as it moved forward under its new management partnership." Bready said, "Third-quarter sales growth was particularly strong in our Residential Building Products segment overcoming the impact in our residential air conditioning markets of an unseasonably cool summer and an active hurricane season, higher commodity prices and lower-than-expected productivity in our new facilities. Productivity continues to improve entering the fourth quarter."

Expenses and charges arising from the THL transaction of approximately $83.7 million were charged to operating earnings in the third quarter of 2004. In addition, **Nortek** incurred a loss during the 2004 third quarter of $119 million from early retirement of debt as new financing was put in place.

Nortek's new capitalization includes $625 million 8½% Senior Subordinated Notes due 2014 and a $700 million bank term loan due 2011. In addition, as of October 2, 2004, **Nortek** had approximately $71 million in unrestricted cash and cash equivalents and has no borrowings outstanding under its $100-million revolving credit facility.

On January 9, 2003, certain affiliates of Kelso & Company, L.P. and certain members of management acquired control of **Nortek** in a recapitalization transaction. Net sales for the nine-day period ending January 9, 2003 and the period from January 10 to October 4, 2003 were $25 million and $1,117 million, respectively. Operating earnings (loss) from continuing operations for the nine-day period ending January 9, 2003 and the period from January 10 to October 4, 2003 were $(81.8) million and $128 million, respectively.

Key financial highlights from continuing operations for the combined periods from January 1, 2004 to October 2, 2004 included:

- Net sales of $1,279 million, an increase of 12 percent compared to the $1,142 million recorded for the combined period in 2003.

- Operating earnings of $48.1 million, compared to $46.2 million for the combined period in 2003. Operating earnings for the combined periods in 2004 is net of expenses and charges arising from the THL transaction of approximately $83.7 million. Operating earnings (loss) for the combined period in 2003 is net of expenses and charges of approximately $83.0 million arising from the recapitalization transaction.

Mr. Bready added, "Housing activity continued at respectable levels, and it is expected that overall residential housing markets will continue to be solid for the remainder of the year. However, the manufactured housing and commercial HVAC markets continued to be soft during the quarter. Our operating margins continue to be impacted by increases in material costs, which have been partially offset by cost savings in other areas and some price increases."

Nortek* (a wholly owned subsidiary of **Nortek Holdings, Inc.**) is a leading international manufacturer and distributor of high-quality, competitively priced building, remodeling and indoor environmental control products for the residential and commercial markets. **Nortek** offers a broad array of products for improving the environments where people live and work. Its products currently include: range hoods and other spot ventilation products; heating and air conditioning systems; indoor air quality systems; and specialty electronic products.

*As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth, and product liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission.

# # #

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

For the Periods

	Post-Acquisition Aug. 28. 2004 - Oct. 2, 2004	Post-Recapitalization July 4, 2004 - Aug. 27, 2004	July 6, 2003 - Oct. 4, 2003
	(Amounts in thousands) *(Unaudited)*		
Net Sales	$ 161,028	$ 266,836	$ 395,873
Costs and Expenses:			
Cost of products sold	115,892	191,073	276,982
Selling, general and administrative expense	28,267	46,014	67,484
Amortization of intangible assets	1,404	2,020	1,975
Expenses and charges arising from the Acquisition	-	83,700	-
	145,563	322,807	346,441
Operating earnings (loss)	15,465	(55,971)	49,432
Interest expense	(16,197)	(12,092)	(12,601)
Loss from debt retirement	-	(118,778)	-
Investment income	32	241	269
Earnings (loss) from continuing operations before provision (benefit) for income taxes	(700)	(186,600)	37,100
Provision (benefit) for income taxes	(300)	(55,200)	16,300
Earnings (loss) from continuing operations	(400)	(131,400)	20,800
Earnings (loss) from discontinued operations	-	500	9,100
Net earnings (loss)	$ (400)	$ (130,900)	$ 29,900

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

For the Periods

(Amounts in thousands)
(Unaudited)

	Post-Acquisition Aug. 28. 2004 - Oct. 2, 2004	Post-Recapitalization Jan. 1, 2004 - Aug. 27, 2004	Post-Recapitalization Jan. 10, 2003 - Oct. 4, 2003	Pre-Recapitalization Jan. 1, 2003 - Jan. 9, 2003
Net Sales	$ 161,028	$ 1,117,860	$ 1,117,116	$ 24,751
Costs and Expenses:				
Cost of products sold	115,892	792,759	794,165	18,497
Selling, general and administrative expense	28,267	199,943	189,177	4,960
Amortization of intangible assets	1,404	8,869	5,757	64
Expenses and charges arising from the Acquisition	-	83,700	-	-
Expenses and charges arising from the Recapitalization	-	-	-	83,000
	145,563	1,085,271	989,099	106,521
Operating earnings (loss)	15,465	32,589	128,017	(81,770)
Interest expense	(16,197)	(56,073)	(41,942)	(1,049)
Loss from debt retirement	-	(130,736)	-	-
Investment income	32	1,520	925	119
Earnings (loss) from continuing operations before provision (benefit) for income taxes	(700)	(152,700)	87,000	(82,700)
Provision (benefit) for income taxes	(300)	(41,400)	36,500	(21,800)
Earnings (loss) from continuing operations	(400)	(111,300)	50,500	(60,900)
Earnings (loss) from discontinued operations	-	67,400	10,800	(1,000)
Net earnings (loss)	$ (400)	$ (43,900)	$ 61,300	$ (61,900)

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations

(A)   The unaudited condensed consolidated summary of operations presented herein for periods prior to August 28, 2004 reflect the results of operations of the former Nortek Holdings, Inc. and all of its wholly-owned subsidiaries (the predecessor company) and subsequent to August 27, 2004, reflect the results of operations of Nortek, Inc. (the successor company and survivor from the mergers in connection with the acquisition on August 27, 2004 by Thomas H. Lee Partners, L.P. and affiliates and certain members of the Company's management).   The unaudited condensed consolidated summary of operations include the accounts of the former Nortek Holdings, Inc. and Nortek, Inc., as appropriate and all of their wholly-owned subsidiaries (individually and collectively, the "Company" or "Nortek"), after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented.   Certain amounts in the prior year's unaudited condensed consolidated summary of operations have been reclassified to conform to the current year presentation.   It is suggested that these unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest quarterly report on From 10-Q, its latest annual report on Form 10-K and its Current Reports on Form 8-K as filed with the Securities and Exchange Commission ("SEC").